Exhibit 12.1

SUSSER PETROLEUM PARTNERS LP
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(Dollars in millions, except ratios)

	Nine Months Ended September 30,	For the Year Ended December 31,
	2013(1)	2012(2)	2011(3)	2010(3)	2009(3)	2008(3)
Earnings:
Income before income taxes	$27,802	$22,603	$16,637	$14,452	$13,345	$19,095
Amortization of capitalized interest	—	—	—	—	—	—
Fixed charges	2,827	2,070	1,672	1,439	769	400
Capitalized interest	—	—	—	—	—	—
Total earnings	30,629	24,673	18,309	15,891	14,114	19,495

Fixed Charges:
Interest expense, net of capitalized interest	2,318	940	412	332	309	97
Capitalized interest	—	—	—	—	—	—
Amortization of debt issuance costs	286	102	—	—	—	—
Implicit interest in rents	223	1,028	1,260	1,107	460	303
Total fixed charges	2,827	2,070	1,672	1,439	769	400
Ratio of earnings to fixed charges	10.83	11.92	10.95	11.05	18.36	48.76

(1)         Ratio represents our activity.

(2)         Ratio represents our predecessor’s activity prior to September 25, 2012, and our activity beginning September 25, 2012.

(3)         Ratio represents our predecessor’s activity

For purposes of calculating the ratio of consolidated earnings to fixed charges:

•                  “earnings” is the aggregate of the following items: pre-tax income or loss; plus fixed charges; plus amortization of capitalized interest; and less capitalized interest; and

•                  “fixed charges” means the sum of the following: interest expensed and capitalized; amortized premiums, discounts and capitalized expenses related to indebtedness; and an estimate of the interest within rental expense. Fixed charges are not reduced by any allowance for funds used during construction.